July 16, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins Rebekah Lindsey Barbara C. Jacobs Matthew Crispino

Re:	Medallia, Inc.
Registration Statement on Form S-1 (File No. 333-232271)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 8, 2019 and the date hereof, approximately 3,600 copies of the Preliminary Prospectus dated July 8, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, July 18, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.

CITIGROUP GLOBAL MARKETS INC.

WELLS FARGO SECURITIES, LLC

As representatives of the Underwriters

By:	BofA Securities, Inc.

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

By:	Citigroup Global Markets Inc.

By:	/s/ Samardh Kumar
Name: Samardh Kumar
Title: Managing Director

By:	Wells Fargo Securities, LLC

By:	/s/ James Bohm III
Name: James Bohm III
Title: Managing Director